FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report January 25, 2005

NOVATEL INC.

Commission File No. 0-29004

1120 – 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

The following information is furnished to the SEC.

On January 24, 2005, NovAtel Inc. issued a press release announcing preliminary 2004 financial results; notes ownership change by major shareholder.  A copy of the press release is attached as Exhibit 1.

The following exhibit is filed as part of this report on Form 6-K:

No.	Document

1.	Press Release dated January 24, 2005 announcing the Company’s Preliminary 2004 Financial Results; Notes Ownership Change by Major Shareholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: January 25, 2005	By:	/s/ WERNER GARTNER
		Name:	Werner Gartner
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Press Release dated January 24, 2005 announcing the Company’s Preliminary 2004 Financial Results; Notes Ownership Change by Major Shareholder.